UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 24, 2021

The Good Earth Organics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30088 Redwood Hwy
Cave Junction, Oregon, 97523
(Full mailing address of principal executive offices)

(541) 592-4855
(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share
Series A Preferred Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

Item 7.     Departure of Certain Officers

On August 24, 2021, Travis Parker’s employment as Chief Financial Officer of The Good Earth Organics, Inc. (the "Company") was terminated. The termination of Mr. Parker’s employment was not due to any disagreement with respect to the Company's operations, policies or practices.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: August 27, 2021	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director